L.L.

17008443

SECUF

SEC Mail Processing Section

MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue, Suite 1000E
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Moore — 240-497-6480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Dr	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kerry Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGHAN EAGLESTON NOTARY PUBLIC ANNE ARUNDEL COUNTY, MD

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Profunds Distributors, Inc.:

We have audited the accompanying statement of financial condition of Profunds Distributors, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profunds Distributors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

McLean, Virginia
February 28, 2017

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	10,552,310
Prepaid expenses		248,492
Distribution fees receivable		105,633
Distribution related fees receivable		9,555
Equipment (net of accumulated depreciation of $87,724)		325,225
Other assets		198,986
Net deferred tax asset		1,006,275
Total assets	$	12,446,476

Liabilities and Stockholder's equity

Liabilities:		
Accrued compensation	$	7,144,784
Accrued distribution related expenses		549,784
Payable to affiliates		412,181
Distribution fees payable		105,633
Other accounts payable and accrued expenses		269,223
Total liabilities		8,481,605
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		5,194,652
Retained deficit		(1,230,601)
Total stockholder's equity		3,964,871
Total liabilities and stockholder's equity	$	12,446,476

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Operations

Year ended December 31, 2016

Revenue:		
Distribution service fees	$	24,418,368
Distribution and distribution related fees		1,819,602
Interest & other income		21,834
Total revenues		26,259,804
Expenses:		
Compensation and benefits		18,982,428
Fund marketing and promotion		1,923,042
Distribution and distribution related expenses		1,819,602
Communications and technology		1,563,762
Occupancy		1,039,988
Professional fees		291,573
Licenses and fees		101,428
Other expenses		691,726
Total expenses		26,413,549
Loss before income tax expense		(153,745)
Income tax expense		52,169
Net loss	$	(205,914)

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

		Common stock	Capital in excess of par value	Retained deficit	Total stockholder's equity
Balances at December 31, 2015	$	820	3,694,652	(1,024,687)	2,670,785
Capital contribution		—	1,500,000	—	1,500,000
Net loss for the year ended December 31, 2016		—	—	(205,914)	(205,914)
Balances at December 31, 2015	$	820	5,194,652	(1,230,601)	3,964,871

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.

(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(205,914)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		72,362
Loss on disposals of assets		55
Deferred income taxes		(695,938)
Changes in assets and liabilities:		
Decrease in prepaid expenses		268,624
Decrease in distribution fees receivable		99,804
Decrease in receivable from affiliates		2,319
Decrease in other assets		2,115
Increase in distribution related fees receivable		(1,501)
Increase in accrued compensation		3,491,728
Increase in payable to affiliates		355,031
Decrease in accrued distribution related expenses		(246,488)
Decrease in distribution fees payable		(99,804)
Decrease in other accounts payable and accrued expenses		(67,605)
Net cash provided by operating activities		2,974,788
Cash flows from investing activities-		
Purchases of equipment		(68,631)
Cash flows from financing activities-		
Capital contribution		1,500,000
Net increase in cash		4,406,157
Cash:		
Beginning of year		6,146,153
End of year	$	10,552,310
Supplemental disclosure of cash flow information:		
Income taxes paid	$	587,500

See accompanying notes to financial statements.

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, distribution service fees are fees earned from PFA, PSA and PCM for distribution, shareholder and wholesaling support. These fees are billed and earned monthly. The fees contain a fixed monthly amount plus a variable portion for total costs directly incurred by the Company for services provided under the Distribution Services Agreement.

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. During the year, the Company recorded $1,819,602 of revenues earned from the Funds and $1,819,602 of associated marketing/advertising/distribution related expenses.

(d) Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution and Service Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) Phantom Share Plan

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents. As permitted for liability classified awards for nonpublic entities, obligations under the Plan are measured using the intrinsic value of the awards.

A summary of the status of the phantom shares related to the Company as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	Awards	Weighted average grant date share value
Balances at December 31, 2015	56,865	$ 30.58
Granted	24,638	29.79
Exercised	(12,088)	30.74
Forfeited	—	
Balances at December 31, 2016	69,415	$ 30.24

At December 31, 2016, none of the awards owned by the Company's employees are fully vested. The Company recognized compensation expense of $442,827 related to the Plan during 2016. At December 31, 2016 the amount of accrued but unpaid compensation was $826,499 and is included in

other accounts payable and accrued expenses. Unearned compensation related to the Plan was $1,040,780 at December 31, 2016. The weighted average period that these awards are expected to be recognized over is one to four years.

(f) ***Phantom Share Appreciation Rights Plan***

Certain employees of the Company participate in a PFA Phantom Share Appreciation Rights Plan (the PFA PSAR plan) and/or a PSA Phantom Share Appreciation Rights Plan (the PSA PSAR Plan). Under both plans, participants are entitled to a cash benefit equal to the PFA PSAR Plan value or the PSA PSAR Plan value over the base value, which is determined by PFA or PSA based on a predetermined formula pursuant to each plan document. There are 2,500,000 units authorized in each plan.

Compensation expense is measured at the reporting date as the increase in the PSAR value over the target value, as determined by a predetermined formula and vesting schedules of the awards. Awards under the PFA PSAR Plan are subject to a three or five year vesting schedule. Awards under the PSA PSAR plan vest in five years with one-third vesting in each of the last three years of each employee's award. As permitted for liability classified awards for nonpublic entities, obligations under the PSAR Plan are measured using the intrinsic value of the awards.

A summary of the status of the PFA PSAR Plan shares related to the Company as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2015	13,790	$	27.59
Granted	—		—
Exercised	(6,515)		26.19
Forfeited	—		—
Balances at December 31, 2016	7,275	$	28.84

At December 31, 2016, none of the awards owned by the Company's employees are fully vested. Compensation expense related to the PFA PSAR plan during 2016 was not material. At December 31, 2016, there was no accrued but unpaid compensation included. Unearned compensation related to the PFA PSAR Plan was $0 as of December 31, 2016.

A summary of the status of the PSA PSAR Plan shares related to the Company as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2015	176,397	$	28.52
Granted	—		—
Exercised	(176,397)		28.52
Forfeited	—		—
Balances at December 31, 2016	—	$	—

At December 31, 2016, there are no outstanding awards under the PSA PSAR plan.

(g) Equipment

Property and equipment is stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three to five years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(h) Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2013 through 2016 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2016, the Company has a net deferred tax asset of $1,006,275 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $1,596,528 and a deferred tax liability of $590,253. Temporary differences principally relate to accrued compensation items, intercompany transactions and fixed assets. Deferred tax benefit or expense is recognized in the statement of operations for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2016 of $52,169 consists of current tax expense of $748,107

offset by a deferred tax benefit of $695,938. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to pretax income principally as a result of permanent differences, state taxes, net of the federal benefit, and certain other adjustments. There are no net operating loss carryforwards to offset future years' taxable income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expenses in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2016.

(i) Comprehensive Income

The Company's net loss equals comprehensive loss as the Company has no components of other comprehensive income.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $2,981,000 for the year ended December 31, 2016 and are included in compensation and benefits expenses, occupancy expenses, professional fees expenses, and other expenses. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital under the Rule of $2,176183 which was $1,610,743 in excess of its minimum required net capital of $565,440. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 3.90 to 1.

(5) Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1) as all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

(6) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC (Foreside) for which Foreside performs certain compliance services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

(7) Lease Obligations

The Company has a lease for office facilities in New York City, which expires on August 31, 2018. Future minimum lease payments under this lease are as follows:

2017	$ 402,210
2018	271,410
	$ 673,620

The Company has an option to extend this lease through August 31, 2020. The Company recorded rent expense of $395,466 during 2016.

(8) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $155,412 for the year ended December 31, 2016.

(9) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such

pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(10) Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplementary Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Total stockholder's equity		$ 3,964,871
Deductions for nonallowable assets:		
Prepaid expenses	$ 248,492	
Distribution fees receivable	155	
Distribution related fees receivable	9,555	
Equipment	325,225	
Other assets	198,986	
Net deferred tax asset	1,006,275	1,788,688
Net capital		2,176,183
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)		565,440
Excess net capital		$ 1,610,743
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 1,328,023
Total aggregate indebtedness (total liabilities)		8,481,605
Percentage of aggregate indebtedness to net capital		390%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2016 Unaudited FOCUS Report, Form X-17A-5, Part IIA.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2015

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) : (1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2016 to December 31, 2016 without exception.

ProFunds Distributors, Inc.

I, Kerry Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Treasurer

February 28, 2017

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
ProFunds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ProFunds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

McLean, Virginia
February 28, 2017